UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

China Fire & Security Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16938R 103

(CUSIP Number)

Brian Lin
South Banbidian Industrial Park,
Liqiao Township, Shunyi District
Beijing 101304, People’s Republic of China
(86-10) 8416 3816

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16938R 103
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Worldtime Investment Advisors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Island
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 1,376,400
		8	SHARED VOTING POWER None
		9	SOLE DISPOSITIVE POWER 1,376,400
		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,376,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%
14	TYPE OF REPORTING PERSON
CO

EXPLANATORY NOTE: This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2006, as amended April 21, 2008 and August 25, 2009  (as amended, the Schedule 13D) and is being filed jointly by Worldtime Investment Advisors Limited, a British Virgin Islands company (“Worldtime Investment”), and the Sole Director, Mr. Zengliang Feng (together with Worldtime Investment, the “Reporting Persons”), to report the sale of 600,000 shares of the Company’s common stock by the Sole Director, Mr. Zengliang Feng, of Worldtime Investment from September 2, 2009 to September 15, 2009.

ITEM 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

From September 2, 2009 to September 15, 2009, the Sole Director of Worldtime Investment, Mr. Zhengliang Feng, sold 600,000 shares of the Company’s Common Stock.

ITEM 5. Interest in Securities of the Issuer

The information in Item 5 of the Schedule 13D is hereby amended as follows:

(a) As of the date hereof, and as a result of the sale of 600,000 shares of the Company’s Common Stock, the Reporting Persons beneficially owned 1,376,400 shares of Common Stock, representing 4.9% of 27,593,275 shares of Common Stock outstanding.

(b) The Reporting Persons have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by them as indicated above.

(c) Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:

Date: September 18, 2009

/s/ Zengliang Feng
Name: Zengliang Feng
Title: Sole Director